February 15, 2008
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Praveen Kartholy
100 F Street, NE
Washington, D.C. 20549

RE:	Brooks Automation, Inc.
Form 10-K for the fiscal year ended September 30, 2007
Filed November 29, 2007
File No. 000-25434
Ladies and Gentlemen:
          This letter is in response to the letter from the Commission dated February 1, 2008 regarding the above referenced filings. The headings below correspond to the headings in the Commission’s letter, and each of the Company’s responses is preceded by the text of the comment from this letter.
Form 10-K for the fiscal year ended September 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Gross Margin, pages 29 and 32
1.	SEC Comment: You disclose gross margins excluding inventory step-up charges and amortization. Please delete these non-GAAP financial measures from future filings or explain to us how these disclosures are appropriate under the guidance from Item 10(e) of Regulation S-K.

1.	Response: The Company acknowledges the Commission’s comment and has complied with Item 10(e) of Regulation S-K in our Form 10-Q filed on February 11, 2008 (for the three months ended December 31, 2007) and will continue to comply with Item 10(e) of Regulation S-K in future filings.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Praveen Kartholy
February 15, 2008

Quantitative and Qualitative Disclosures about Market Risk, page 37
2.	SEC Comment: Tell us why you should not make market risk disclosures for your investments. Tell us how you considered the guidance from Item 305 to Regulation S-K. Also refer to the related FAQ which is available on our website.

2.	Response: The Company has reviewed Item 305 to Regulation S-K as well as the related FAQ which is on the Commission’s website. The Company acknowledges the Commission’s comment and has complied with Item 305 in our Form 10-Q filed on February 11, 2008 (for the three months ended December 31, 2007) and will continue to comply with Item 305 in future filings.

3.	SEC Comment: As a related matter, please tell us why you make no quantitative disclosure about your exposure to foreign currencies. Please address how you determined that such disclosure is not required under Item 305 to Regulation S-K.

3.	Response: The Company has reviewed Item 305 to Regulation S-K as well as the related FAQ which is on the Commission’s website. The Company acknowledges the Commission’s comment and has complied with Item 305 in our Form 10-Q filed on February 11, 2008 (for the three months ended December 31, 2007) and will continue to comply with Item 305.
Financial Statements
Note 2. Summary of Significant Accounting Policies, page 44
Revenue Recognition, page 46
4.	SEC Comment: We note your disclosure that revenue from repairs is recognized upon shipment, while revenue from upgrades and paid field service is recognized upon acceptance. Tell us why it is appropriate to recognize revenue from repairs at shipment.

4.	Response: The Company recognizes revenue on repair services of customer-owned equipment upon completion of the repair effort and the shipment of the repaired item back to the customer. This reflects the terms and conditions of these transactions and the completion of our obligations in full. In the relatively few instances where shipping terms of the repair part dictate that risk of loss passes upon final delivery to the customer, revenue is deferred until the part reaches its destination. We will revise our future filings to clarify and state as such.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Praveen Kartholy
February 15, 2008

Form 10-K/A Amendment No. 1 for the fiscal year ended September 30, 2005
Restatement of Consolidated Financial Statements
5.	SEC Comment: Please tell us where you have presented restated information required by Item 302 of Regulation S-X for the balance sheets and statements of income in a level of detail consistent with Regulation S-X Article 10-01 (A) (2) and (3) and appropriate portions of 10-01 (b) with columns labeled “restated.” Also tell us where you provided revised MD&A for the quarters. Please refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

5.	Response: The Company advises the Commission that the restated information for the most recent two fiscal years as required by Item 302 of Regulation S-K is presented in Item 6 on pages 19, 20 and 21 of the Company’s restated Form 10-K/A for the year ended September 30, 2005 filed on July 31, 2006. Revised MD&A for the quarters was presented in the Company’s Form 10-Q’s filed on August 7, 2006 (for the three and six months ended March 31, 2005), August 9, 2006 (for the three and nine months ended June 30, 2005), and on the restated Form 10-Q/A filed on August 15, 2006 for the three months ended December 31, 2005 and 2004. The Company supplementally advises the Commission that, as the filing date of the Company’s restated Form 10-K/A for the year ended September 30, 2005 was July 31, 2006, the sample letter dated January 2007 sent in response to inquiries related to filing restated financial statements for errors related to stock option grants was not yet available for reference.

6.	SEC Comment: Please also tell us where you have included disclosure reconciling previously filed quarterly financial information to the restated financial information on a line-by-line basis in accordance with SFAS 154. Please refer to the Division of Corporation Finance sample letter above.

6.	Response: The disclosure reconciling previously filed quarterly financial information to the restated financial information on a line by line basis was provided in the Company’s Form 10-Q’s filed on August 7, 2006 (Footnote 2, page 7) and August 9, 2006 (Footnote 2, page 8) and on the Form 10-Q/A filed on August 15, 2006 on (Footnote 2, page 9).

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Praveen Kartholy
February 15, 2008

7.	SEC Comment: Tell us where you provided audited footnote disclosure of restated stock compensation cost for each annual period prior to the most recent three years presented in the filing, as should have been reported under paragraph 45.c.2 of FASB Statement No. 123. The total of the restated stock-based compensation cost should be reconciled to the disclosure of the cumulative adjustment to opening retained earnings. Refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants available at http://sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

7.	Response: The Company directs the Commission to Footnote 2 on page 61 of the Company’s Form 10-K/A for the year ended September 30, 2005 filed on July 31, 2006. Paragraph 45.c.2 of FASB Statement No. 123 requires disclosure of the stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported. This information is presented, as restated for each of the three years ended September 30, 2005, as a separate component of the reconciliation of net income (loss) as reported to pro forma net income (loss) that would have been recorded under FASB Statement No. 123.

The cumulative adjustment to opening retained earnings at October 1, 2003 of $40.7 million is not separately disclosed but is presented in Footnote 3 on page 63 of the Form 10-K/A. This adjustment represents the sum of the stock-based compensation of $36.7 million and $5.8 million, less the income tax benefit of $1.8 million, all recorded prior to fiscal year 2003.
Form 8-K dated November 9, 2007
8.	SEC Comment: We note that you present non-GAAP measures in the form of condensed consolidated statements of operations. This format may be confusing to investors as it presents various non-GAAP captions and sub-totals which have not been individually described to investors. It is not clear whether management uses each of these non-GAAP measures; and, they maybe shown here primarily as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing information under this Item you must provide all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with accompanying explanation about why you believe each non-GAAP measure provides useful information to investors.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Praveen Kartholy
February 15, 2008

8.	Response: The Company acknowledges the Commission’s comment and has complied with S-K Item 10(e)(1)(i) in our Form 8-K filed on February 11, 2008 and will continue to comply with S-K Item 10(e)(1)(i) in future filings.
•	SEC Comment: To eliminate investor confusion, please remove the pro forma condensed consolidated statements of operations from future earnings releases and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and qualitative disclosures for each measure presented.

•	Response: The Company has decided to eliminate the “normal” disclosures in the industry of disclosing non-GAAP earnings measures in its press releases. Should the Company determine in the future that the presentation of non-GAAP disclosures would enhance shareholder and investor understanding, it will comply with Item 10(e) of Regulation S-K.

•	SEC Comment: Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.

•	Response: The Company notes that the Commission may have additional questions relating to the appropriateness of the information in a Form 8-K that is incorporated by reference into a 1933 Act registration statement.
9.	SEC Comment: We note that you refer to non-GAAP information as “pro forma”. The proforma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise future earnings releases to omit the pro forma terminology when referring to non-GAAP information.

9.	Response: The Company acknowledges the Commission’s comment and has complied with Article 11 of Regulation S-X in our Form 8-K filed on February 11, 2008 and will continue to comply with Article 11 of Regulation S-X in future filings.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Praveen Kartholy
February 15, 2008

The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours, BROOKS AUTOMATION, INC.

/s/ Martin S. Headley
Martin S. Headley
Executive Vice President and Chief Financial Officer